UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )*
UNIGENE LABORATORIES, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
904753100

(CUSIP Number)
Scott R. Zemnick, Esq.
Victory Park Capital Advisors, LLC
227 W. Monroe Street, Suite 3900
Chicago, Illinois 60606
(312) 705-2786
Copy to:

Mark R. Grossmann, Esq.
Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1900
Chicago, Illinois 60661
(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 16, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	904753100	13D	Page	2	of	15 Pages

1	NAMES OF REPORTING PERSON Victory Park Credit Opportunities Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,645,814

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,645,814

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,645,814

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%(1)

14	TYPE OF REPORTING PERSON

	OO
(1) Based on 92,141,951 outstanding shares as of March 16, 2010, as set forth in the Restated Financing Agreement (as defined below).

Cusip No.	904753100	13D	Page	3	of	15 Pages

1	NAMES OF REPORTING PERSON Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,645,814

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,645,814

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,645,814

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%(2)

14	TYPE OF REPORTING PERSON

	OO
(2) See footnote 1 above.

Cusip No.	904753100	13D	Page	4	of	15 Pages

1	NAMES OF REPORTING PERSON Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,645,814

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,645,814

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,645,814

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%(3)

14	TYPE OF REPORTING PERSON

	OO
(3) See footnote 1 above.

Cusip No.	904753100	13D	Page	5	of	15 Pages

1	NAMES OF REPORTING PERSON Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,645,814

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		8,645,814

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,645,814

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%(4)

14	TYPE OF REPORTING PERSON

	IN
(4) See footnote 1 above.

Cusip No.	904753100	13D	Page	6	of	15 Pages
Item 1. Security and Issuer
The class of securities to which this statement on Schedule 13D relates is common stock, par value $0.01 per share (“Common Stock”), of Unigene Laboratories, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 81 Fulton Street, Boonton, New Jersey 07005.
Item 2. Identity and Background
(a), (f)	This Schedule 13D is being filed by: (i) Victory Park Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Credit Opportunities Fund”); (ii) Victory Park Capital Advisors, LLC, a Delaware limited liability company (“Capital Advisors”); (iii) Jacob Capital, L.L.C., an Illinois limited liability company (“Jacob Capital”); and (iv) Richard Levy, a citizen of the United States of America (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated March 17, 2010, a copy of which is attached hereto as Exhibit 7.

(b)	The business address of each of the Reporting Persons, other than the Credit Opportunities Fund, is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The business address for the Credit Opportunities Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9002 Cayman Islands.

(c)	The principal business of the Credit Opportunities Fund is the investment in securities. The principal business of Capital Advisors is serving as investment manager for the Credit Opportunities Fund, which is the record holder of the Common Stock reported on the cover pages hereof (the “Subject Shares”). Jacob Capital’s principal business is serving as the manager of Capital Advisors. The principal occupation of Richard Levy is serving as the sole member of Jacob Capital.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
As of the date hereof, the Credit Opportunities Fund is the beneficial owner of 8,645,814 shares of Common Stock (the “Subject Shares”). Pursuant to the terms of the Initial Financing Agreement (as defined below), the Credit Opportunities Fund and Victory Park Special

Cusip No.	904753100	13D	Page	7	of	15 Pages
Situations Master Fund, Ltd., a Cayman Islands company and an entity for which Capital Advisors serves as investment manager (the “Special Situations Fund” and, together with the Credit Opportunities Fund, the “Funds”), purchased an aggregate of $20 million of three-year senior secured term notes from the Issuer (the “Original Notes”) and 1,500,000 shares of Common Stock (the “Original Shares”) for a total purchase price of $20 million. In connection with the Omnibus Amendment (as defined below), the Issuer entered into a Warrant Exchange Agreement, pursuant to which the Issuer issued 300,000 shares of Common Stock (the “Exchange Shares”) to the Special Situations Fund in exchange for the surrender by the Special Situations Fund to the Issuer of an existing warrant to purchase up to 1,000,000 shares of Common Stock, which had previously been acquired from Magnetar Capital Master Fund, Ltd. by Victory Park Master Fund, Ltd. for a purchase price of $173,931 and subsequently was transferred to the Special Situations Fund. The funds for each of the foregoing transactions were derived from the capital of the Funds. Prior to the date hereof, the Funds also had collectively purchased an aggregate of 6,845,814 shares of Common Stock in open market transactions and privately negotiated transactions for total consideration of approximately $7,259,863. The funds for such open market and privately negotiated transactions were derived from the capital of the Funds.
On March 11, 2010, pursuant to the terms of an Assignment and Assumption Agreement (the “Transfer Agreement”), by and between the Funds, the Special Situations Fund sold and assigned to the Credit Opportunities Fund all of the Special Situations Fund’s rights, title and interest in and to 3,520,807 of the Subject Shares and the Original Note held by the Special Situations Fund in an aggregate principal amount of approximately $6,651,828 (collectively, the “Transfer”) for a total purchase price of $8,792,767.22. Following the Transfer, (a) the Credit Opportunities Fund became the beneficial owner of all of the Subject Shares and all of the Original Notes, in an outstanding aggregate principal amount of approximately $19,357,980 and (b) the Special Situations Fund ceased to own any shares of Common Stock or any debt securities of the Issuer.
The description and summary of the Transfer Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of such document, which is attached as Exhibit 6 to this Schedule 13D and is incorporated herein by reference.
Item 4. Purpose of Transaction
The information set forth in Item 6 is incorporated herein by reference.
The Reporting Persons and the Special Situations Fund initially reported their investment in the Issuer on a Schedule 13G filed on October 20, 2008, as amended on February 17, 2009. The Reporting Persons initially acquired the Subject Shares for investment purposes in the ordinary course of business. The Reporting Persons have subsequently acquired the Convertible Note and have entered into the Restated Financing Agreement.
Pursuant to the terms of the Restated Financing Agreement, effective immediately following the First Closing Date, Ronald Levy resigned as a member of the Board of Directors of the Issuer (the “Board”) and Jay Levy resigned as a member of the Board and as Chairman of the Board. Under the Restated Financing Agreement, the Issuer, the Board and all applicable committees thereof shall use their reasonable best efforts to identify candidates for Chief Executive Officer of the Issuer and, subject to the Board’s approval, hire and appoint a new Chief Executive Officer as successor to Warren Levy as soon as reasonably practicable following the First Closing Date. Immediately following the First Closing Date, Richard Levy (who is not related to Warren Levy, Ronald Levy or Jay Levy) became a member of the Board and the Chairman of the

Cusip No.	904753100	13D	Page	8	of	15 Pages
Board, filling the vacancy created by the resignation of Jay Levy, and Richard Levy became a member of the Nominating and Corporate Governance Committee of the Board.
Pursuant to the terms of the Restated Financing Agreement, the powers and authorities of the Chairman of the Board shall include the following: (a) to preside as Chairman at all meetings of the Board and all meetings of the stockholders of the Issuer, (b) to develop, in consultation with the Chief Executive Officer and the lead independent director (if any), and approve, the agenda for each Board meeting, (c) to review in advance all information sent to the Board as a whole, (d) to call meetings of the Board, (e) to attend meetings of each committee of the Board of which he is not a member and (f) to serve as a designated contact for stockholder communication to non-management directors of the Issuer.
The Restated Financing Agreement also provides that, at any time after the First Closing Date, within two business days of VPM’s request to the Issuer, (x) an individual designated by VPM in its sole discretion (the “Future Designee”) shall become a member of the Board, filling the vacancy created by the resignation of Ronald Levy, provided that the appointment of a particular Future Designee does not constitute a breach of the Issuer’s fiduciary duties to its stockholders, and (y) the Future Designee shall become a member of the Compensation Committee of the Board and the Audit Committee of the Board.
The transactions contemplated by the Restated Financing Agreement will result in certain actions specified in Items 4(a) through (j) of Schedule 13D, including a change in the present Board, a material change in the present capitalization of the Issuer and a change in the Issuer’s charter, and may result in the acquisition of additional shares of Common Stock by the Reporting Persons. The Reporting Persons may review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase or decrease their respective ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as otherwise provided herein in connection with the transactions contemplated by the Restated Financing Agreement, the Reporting Persons currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a), (b) Pursuant to the Restated Financing Agreement, 92,141,951 shares of Common Stock were outstanding as of March 16, 2010. Based on the foregoing, the Subject Shares represented approximately 9.4% of the Common Stock outstanding as of such date.
The Credit Opportunities Fund is the record holder of the Subject Shares. Capital Advisors, as the investment manager of the Credit Opportunities Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the manager of Capital Advisors, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. Therefore, each of

Cusip No.	904753100	13D	Page	9	of	15 Pages
Capital Advisors, Jacob Capital and Richard Levy may be deemed to be the beneficial owner of the Subject Shares for purposes of this Schedule 13D.
As of the date hereof, none of the Reporting Persons should be deemed to be the beneficial owner of shares of Common Stock issuable upon conversion of the Convertible Notes because the Convertible Notes are not currently convertible or convertible within sixty (60) days, and, consequently, no shares of Common Stock issuable upon conversion of the Convertible Notes have been included in the number of Subject Shares reported as beneficially owned by the Reporting Persons on this Schedule 13D.
(c) Except for the Transfer described above in Item 3 and the purchase by the Credit Opportunities Fund of the Convertible Note on March 17, 2010, as described in this Schedule 13D, none of the Reporting Persons have effected any transaction in the Common Stock during the past 60 days.
(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares covered by this Schedule 13D.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Amended and Restated Financing Agreement
On March 16, 2010, the Issuer entered into an Amended and Restated Financing Agreement, by and among the Issuer, Victory Park Management, LLC (“VPM”), as administrative agent and collateral agent, and the Credit Opportunities Fund (the “Restated Financing Agreement”). A closing under the Restated Financing Agreement occurred on March 17, 2010 (the “First Closing Date”). Pursuant to the terms of the Restated Financing Agreement, the Credit Opportunities Fund surrendered the Original Notes and acquired the Convertible Note (as defined and discussed below). The Restated Financing Agreement amended and restated and replaced (without constituting a novation) that certain Financing Agreement (the “Initial Financing Agreement”), dated as of September 30, 2008, by and among the Issuer, VPM, as administrative agent and collateral agent, and the Funds, as amended pursuant to that certain Omnibus Amendment Agreement, dated as of October 19, 2009, by and among the Issuer, VPM and the Funds (the “Omnibus Amendment”). The Initial Financing Agreement was disclosed on a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on October 6, 2008 (the “Original 8-K”), and the Omnibus Amendment was disclosed on a Current Report on Form 8-K filed by the Issuer with the SEC on October 20, 2009.
In connection with the Restated Financing Agreement, the Issuer, VPM and the Credit Opportunities Fund have executed a Master Reaffirmation and Amendment to Transaction Documents (the “Master Reaffirmation”) to acknowledge and reaffirm that the transaction documents entered into, and the liens and security interests granted, in connection with the Initial Financing Agreement (including, but not limited to, the Initial Financing Agreement, a pledge

Cusip No.	904753100	13D	Page	10	of	15 Pages
and security agreement, related intellectual property security agreements and a mortgage), secure the Obligations (defined therein) of the Issuer under the Initial Financing Agreement, as amended and restated and increased pursuant to the Restated Financing Agreement.
Upon the terms of the Restated Financing Agreement, on the First Closing Date, the Credit Opportunities Fund purchased (by way of surrender of the existing Original Notes, in an outstanding aggregate principal amount of approximately $19,357,980, and by way of cash payment of approximately $13,642,020) a three-year senior secured convertible note, in the principal amount of $33 million, from the Issuer, in the form attached as Exhibit A to the Restated Financing Agreement (the “Convertible Note”). In addition, pursuant to the Restated Financing Agreement, the Issuer may request that the Credit Opportunities Fund issue up to an additional $3 million aggregate principal amount of Convertible Notes at one subsequent closing (the “Subsequent Closing”), which shall be no later than the second anniversary of the First Closing Date; provided, however, that neither the Credit Opportunities Fund, nor any other lender party to the Restated Financing Agreement, shall be required to purchase Convertible Notes at the Subsequent Closing unless such lender has, in its sole discretion, agreed in writing, in response to such request of the Issuer, to such purchase.
The Issuer made a payment to VPM in the amount of $660,000 on the First Closing Date, payable with the proceeds from the sale of the Convertible Note in respect of an issuance fee.
Convertible Notes
Each Convertible Note will accrue interest on the unpaid principal amount thereof from the date issued through the date such Convertible Note is paid in full at a rate per annum equal to the greater of (i) the Prime Rate plus 5% and (ii) 15%, which, in the absence of an Event of Default (as defined therein), shall be capitalized and added to the outstanding principal balance of such Convertible Note on each anniversary of the date of issuance other than the maturity date. Pursuant to the terms of the Restated Financing Agreement, the Master Reaffirmation and related security agreements, account control agreement and mortgage, the Convertible Notes are secured by a first priority lien on all current and future assets of the Issuer.
The Convertible Notes are convertible into shares of Common Stock at the holder’s option upon the earliest of (a) the first anniversary of the date of issuance, (b) the earliest date on which the Issuer is required under the Convertible Note to provide to the holder prior written notice of its intention to consummate, or the occurrence of, a Fundamental Transaction (as defined in the Convertible Notes), (c) the Issuer’s delivery of the Redemption Notice (as defined below) and (d) an Event of Default. The initial conversion rate, which is subject to adjustment as set forth in the Convertible Notes, is calculated by dividing the sum of the principal to be converted, plus all accrued and unpaid interest thereon, by $0.70 per share. After the one-year anniversary of the First Closing Date, under certain circumstances, the Issuer has the right, at its option, by delivery of written notice to each of the holders of the Convertible Notes (the “Redemption Notice”) at least 60 days prior to the proposed date of redemption (the “Redemption Date”) to redeem the lesser of $13,642,472.50 and the then outstanding principal amount of the Convertible Notes (but not more or less than such amount) at a price equal to 110% of the unpaid outstanding principal amount of the Convertible Notes being redeemed plus accrued and unpaid interest with respect to such principal amount; provided, however that a holder of a Convertible Note may elect, by

Cusip No.	904753100	13D	Page	11	of	15 Pages
written notice delivered to the Issuer at any time during the period commencing on the date of delivery of the Redemption Notice and ending immediately prior to the Redemption Date, to convert all or any portion of the principal amount of its Convertible Note (plus accrued and unpaid interest thereon), which the Issuer elects to redeem into shares of Common Stock in accordance with the terms of such Convertible Note, in which event the principal amount of such Convertible Note so converted shall not be redeemed. As of the First Closing Date, the Issuer lacked sufficient shares of Common Stock to deliver all of the Conversion Shares, and, accordingly, the Issuer is required to seek stockholder approval to amend its certificate of incorporation to increase the number of authorized shares.
Assuming that the stockholder approval discussed in the foregoing paragraph had been obtained and that the entire outstanding principal amount of the Convertible Note were currently convertible and were converted as of the date hereof, at the initial conversion price of $0.70 per share of Common Stock, the Issuer would be obligated to issue to the Credit Opportunities Fund an aggregate of approximately 47,142,857 shares of Common Stock, which, when added to the Subject Shares and the 92,141,951 shares of Common Stock outstanding as of March 16, 2010, would represent in the aggregate approximately 40.1% of the outstanding shares of Common Stock.
Amended and Restated Registration Rights Agreement
In connection with the Restated Financing Agreement, the Issuer and the Credit Opportunities Fund entered into an Amended and Restated Registration Rights Agreement, dated as of the First Closing Date (the “Restated Registration Rights Agreement”), which amended and restated that certain Registration Rights Agreement, dated as of September 30, 2008, by and among the Issuer and the Funds, that was filed previously by the Issuer with the SEC on the Original 8-K. The Restated Registration Rights Agreement provides the Credit Opportunities Fund with certain rights to require the Issuer to file with the SEC a registration statement covering the resale of all shares of Common Stock currently held by, or acquirable upon conversion of securities held by, the Reporting Persons or their affiliates, including (i) the Original Shares, (ii) the Exchange Shares and (iii) the shares of Common Stock to be issued to the holders of the Convertible Notes upon conversion of the Convertible Notes (the “Conversion Shares”). As of the First Closing Date, the Issuer lacked sufficient shares of Common Stock to deliver all of the Conversion Shares and the Issuer is required to obtain stockholder approval to amend its certificate of incorporation to increase the number of authorized shares.
Reaffirmation of Affiliate Subordination Agreement
The Issuer entered into a Reaffirmation of Affiliate Subordination Agreement (the “Subordination Reaffirmation”) by and among the Issuer, Jean Levy, Jaynjean Levy Family Limited Partnership (the “Partnership”) and VPM, as required under the terms of the Restated Financing Agreement. Pursuant to the terms of the Subordination Reaffirmation, repayment of the Issuer’s existing indebtedness payable in favor of Jean Levy, to whom Jay Levy previously transferred and assigned his Issuer notes, and the Partnership, which is evidenced by Secured Promissory Notes (the “Existing Notes”) that were previously filed by the Issuer with the SEC on the Original 8-K, remain subordinated to the indebtedness payable in favor of the Credit Opportunities Fund in accordance with the terms and conditions of the original affiliate

Cusip No.	904753100	13D	Page	12	of	15 Pages
subordination agreement, which the Issuer, the original subordinated creditors and VPM entered into on September 30, 2008. Simultaneously with entering into the Subordination Reaffirmation, the Issuer and the holders of the Existing Notes amended and restated the Existing Notes to modify the terms thereof.
Amendment to Rights Agreement
On March 16, 2010, in connection with the transactions contemplated by the Restated Financing Agreement (the “Transaction”), the Issuer and Registrar and Transfer Company, as rights agent (the “Rights Agent”), entered into a First Amendment (the “Rights Amendment”) to the Rights Agreement dated as of December 20, 2002 (the “Rights Agreement”), between the Issuer and the Rights Agent, in order to render the Rights (as defined in the Rights Agreement) inapplicable to the Transaction. The Rights Amendment provides, among other things, that none of the VPC Parties (as defined in the Rights Amendment) shall be deemed to have become an Acquiring Person (as defined in the Rights Agreement) and no holder of Rights shall be entitled to exercise such Rights solely by reason of (i) the approval, execution, delivery or performance of the Restated Financing Agreement, (ii) the public announcement of the Transaction, (iii) the consummation of the Transaction, (iv) the acquiring of beneficial ownership of Common Stock by any VPC Party (A) in connection with the Transaction, (B) upon the Conversion Commencement Date (as defined in the Convertible Notes), (C) upon conversion of the Convertible Notes, (D) upon the Stockholder Approval or the Filing (each as defined in the Restated Financing Agreement) or (E) otherwise pursuant to the Restated Financing Agreement, or (v) the VPC Parties’ ownership of the Securities (as defined in the Restated Financing Agreement) or any other securities of the Issuer.
Descriptions and summaries of the Restated Financing Agreement, the Master Reaffirmation, the Convertible Notes, the Restated Registration Rights Agreement and the Subordination Reaffirmation set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are attached as Exhibits 1, 2, 3, 4 and 5 respectively, to this Schedule 13D and are incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits

Exhibit 1	Amended and Restated Financing Agreement, dated as of March 16, 2010, by and among Unigene Laboratories, Inc., Victory Park Credit Opportunities Master Fund, Ltd., and Victory Park Management, LLC, as agent (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed March 17, 2010, and incorporated herein by reference).

Exhibit 2	Master Reaffirmation and Amendment to Transaction Documents, dated as of March 17, 2010, by and among Unigene Laboratories, Inc., Victory Park Credit Opportunities Master Fund, Ltd., and Victory Park Management, LLC, as agent (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed March 17, 2010, and incorporated herein by reference).

Exhibit 3	Senior Secured Convertible Note, dated March 17, 2010, issued by Unigene Laboratories, Inc. in favor of Victory Park Credit Opportunities Master Fund, Ltd.

Cusip No.	904753100	13D	Page	13	of	15 Pages

(filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed March 17, 2010, and incorporated herein by reference).

Exhibit 4	Amended and Restated Registration Rights Agreement, dated as of March 17, 2010, by and between Unigene Laboratories, Inc., and Victory Park Credit Opportunities Master Fund, Ltd. (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed March 17, 2010, and incorporated herein by reference).

Exhibit 5	Affiliate Subordination Reaffirmation, dated as of March 17, 2010, by and among the Issuer, Jean Levy, Jaynjean Levy Family Limited Partnership and Victory Park Management, LLC, as agent (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed March 17, 2010, and incorporated herein by reference).

Exhibit 6	Assignment and Assumption Agreement, dated as of March 11, 2010, by and between Victory Park Special Situations Master Fund, Ltd. and Victory Park Credit Opportunities Master Fund, Ltd.

Exhibit 7	Joint Filing Agreement, dated as of March 17, 2010, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Cusip No.	904753100	13D	Page	14	of	15 Pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2010

VICTORY PARK CREDIT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Richard Levy

Name:	Richard Levy
Its:	Attorney-in-Fact

VICTORY PARK CAPITAL ADVISORS, LLC

By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy

Name:	Richard Levy
Title:	Sole Member

JACOB CAPITAL, L.L.C.

By:	/s/ Richard Levy

Name:	Richard Levy
Title:	Sole Member

RICHARD LEVY

/s/ Richard Levy

Richard Levy

Cusip No.	904753100	13D	Page	15	of	15 Pages
Exhibit Index

Exhibit 1	Amended and Restated Financing Agreement, dated as of March 16, 2010, by and among Unigene Laboratories, Inc., Victory Park Credit Opportunities Master Fund, Ltd., and Victory Park Management, LLC, as agent (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed March 17, 2010, and incorporated herein by reference).

Exhibit 2	Master Reaffirmation and Amendment to Transaction Documents, dated as of March 17, 2010, by and among Unigene Laboratories, Inc., Victory Park Credit Opportunities Master Fund, Ltd., and Victory Park Management, LLC, as agent (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed March 17, 2010, and incorporated herein by reference).

Exhibit 3	Senior Secured Convertible Note, dated March 17, 2010, issued by Unigene Laboratories, Inc. in favor of Victory Park Credit Opportunities Master Fund, Ltd. (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed March 17, 2010, and incorporated herein by reference).

Exhibit 4	Amended and Restated Registration Rights Agreement, dated as of March 17, 2010, by and between Unigene Laboratories, Inc., and Victory Park Credit Opportunities Master Fund, Ltd. (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed March 17, 2010, and incorporated herein by reference).

Exhibit 5	Affiliate Subordination Reaffirmation, dated as of March 17, 2010, by and among the Issuer, Jean Levy, Jaynjean Levy Family Limited Partnership and Victory Park Management, LLC, as agent (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed March 17, 2010, and incorporated herein by reference).

Exhibit 6	Assignment and Assumption Agreement, dated as of March 11, 2010, by and between Victory Park Special Situations Master Fund, Ltd. and Victory Park Credit Opportunities Master Fund, Ltd.

Exhibit 7	Joint Filing Agreement, dated as of March 17, 2010, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.